EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars, except per share amounts)

		Three-month period	Three-month period
		ended	ended
		March 31, 2007	March 31, 2006

Net income		$7,490	$8,112
Deduct: Senior preferred stock
and series A preferred
stock dividends		6,270	6,270

	(A)	$1,220	$1,842
Common share outstanding	(B)	100	100

Earning per share	(A/B)	$12	$18